Filed Pursuant to Rule 433

Registration No. 333-202584

COUPON BEARING NOTES

Coupon Bearing Notes Linked to the Common Stock of Morgan Stanley
Issuer	Canadian Imperial Bank of Commerce (CIBC)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Underlying Stock	Common Stock of Morgan Stanley (the “Underlying Company”) (NYSE symbol: MS)
Interest Payments	[7.00% - 8.00%] per year, paid quarterly
Payout Profile at Maturity

•  No participation in any increase in the price of the Underlying Stock, and the Redemption Amount at maturity will not exceed the principal amount per unit

•  1-to-1 downside exposure to decreases in the Underlying Stock beyond a 5.00% decline, with up to 95.00% of your principal at risk

Threshold Value	95.00% of the Starting Value of the Underlying Stock
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1045520/000119312516611210/d160279dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes, and may be less than a comparable investment directly in the Underlying Stock.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•	The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.
•	The payment on the notes will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that CIBC has filed with the SEC for more complete information about CIBC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. CIBC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.